UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

February 26, 2021

(Date of Report (Date of earliest event reported))

MOGULREIT II, Inc.

(Exact name of issue as specified in its charter)

Maryland		81-5263630
(State or other jurisdiction		(I.R.S. Employer
of incorporation or organization)		Identification No.)

10573 W Pico Blvd, PMB #603
Los Angeles, CA, 90064
(Full mailing address of
principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On February 26, 2021, MogulREIT II, Inc. issued an investor communication relating to the quarter ended December 31, 2020. The text of the investor communication is set forth below.

Q4 2020*

To discuss your REIT holdings, schedule a Call with Member Relations at:

https://calendly.com/realtymogul-investor-relations or call 877-781-7062

MOGULREIT II

OFFERING OVERVIEW	TOTAL ASSET VALUE[1]	$184,000,000
	NUMBER OF INVESTMENTS	8
MogulREIT II is a public, non-traded REIT, investing in value-add multifamily apartment buildings with both preferred and joint venture equity investment opportunities, with a focus on providing capital appreciation to investors.	TOTAL NUMBER OF MULTIFAMILY UNITS	1,798
	WEIGHTED AVERAGE PROJECTED HOLD PERIOD	54 Months
	ANNUALIZED DISTRIBUTION RATE[2]	4.5%
KEY OBJECTIVES	DISTRIBUTION FREQUENCY	Quarterly
	TAX REPORTING FORM	1099-DIV

●	To realize capital appreciation in the value of our investments over the long term
●	To pay attractive and stable cash distributions.

PORTFOLIO STATISTICS3

*All data as of December 31, 2020 unless otherwise specified.

1 Aggregate value of all underlying properties in MogulREIT II, Inc. based on the most recent internal valuations as of December 31, 2020 pursuant to our valuation policies. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the “Description of Our Common Stock – Valuation Policies” section of our offering circular, a copy of which can be found here: https://www.sec.gov/Archives/edgar/data/1699573/000110465919054694/a19-20423_1partiiandiii.htm.

2 MogulREIT II has declared distributions on a quarterly basis since January 1, 2018. The quarterly distributions equate to 4.50% on an annualized basis based upon the then current purchase price. The annualized distribution rate is not a guarantee or projection of future distributions, and the board of directors may in the future declare lower distributions or no distributions at all for any given period.

3 Based on the current outstanding investment amount as of December 31, 2020.

2

MARKET UPDATES

VIEWS FROM MANAGEMENT

Dear Investor,

Thank you for your continued support of MogulREIT II. We have now provided 12 consecutive quarters of distributions, totaling over $2,500,000. To date, over 2,300 investors have invested, and MogulREIT II holds investments in, over $180 million4 of real estate. We are also happy to share that 68% of investors have enrolled in the distribution reinvestment plan (the “DRIP”), allowing for their distributions to compound over time. If you would like to participate in DRIP, simply log into your account and then select “Reinvest Distributions.”

Regarding the makeup of the portfolio, we continue to seek a diversified portfolio of commercial real estate investments to provide investors exposure to the commercial real estate market through their investment in MoguREIT II.5 According to studies published by the National Council of Real Estate Investment Fiduciaries, real estate has a low or negative correlation to other major asset classes and over time has exhibited less volatility than other asset classes.6 As of December 31, 2020,
MogulREIT II has eight investments spread across six markets.

In 2020, 100% of our distributions were classified as return of capital, which are non-taxable.7 This classification was due in part to depreciation from our real estate investments, which offsets income.

4 Aggregate value of all underlying properties in MogulREIT II, Inc. based on the most recent internal valuations as of December 31, 2020 pursuant to our valuation policies. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the “Description of Our Common Stock – Valuation Policies” section of our offering circular, a copy of which can be found here: https://www.sec.gov/Archives/edgar/data/1699573/000110465919054694/a19-20423_1partiiandiii.htm.

5 An investment in MogulREIT II is not a direct investment in commercial real estate.

6 Commercial real estate performs differently than other asset classes, such as stocks or bonds, and lacks liquidity.

7 There is no guarantee that shareholders will receive a distribution, and distributions have been paid from net proceeds of this offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings in anticipation of future operating cash flow and the issuance of additional securities.

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GDP GROWTH

Last quarter, the Federal Reserve (the “Fed”) forecast a GDP decline of 3.7% for the year 2020, which was the median of individual projections from Fed participants. In December 2020, the Fed revised its forecast positively to reflect a decline of 2.4% for 2020. This marks two consecutive quarters in which the Fed has decreased its estimate, which is understandable given the high level of uncertainty with regard to COVID-19’s significant impact on the national economy. For 2021, the Fed predicts a 4.2% increase in real GDP. In Q4 2020, the U.S. economy grew by 4% quarter over quarter at a seasonally adjusted annual rate compared to a 33% increase in Q3 2020 per the BEA. The Q3 GDP followed a 32.9% quarterly decrease in Q2 2020 as a result of
COVID-19.

We believe that 2021 will begin with a slower Q1 as the economy continues to reopen, vaccines are rolled out and herd immunity is reached with larger economic output coming towards year-end. We are also watching the personal savings rate it relates to the economic recovery. In the years leading up to the pandemic, personal savings as a percentage of disposable income remained around 8%. During COVID-19, personal savings spiked to over 30% before falling to 13.7% as of December 2020, the highest level since the 1970’s. Excess savings being deployed into the economy should continue to help the economy rebound, but a rapid increase in consumer spending could cause an inflationary economic environment.

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EMPLOYMENT AND WAGE GROWTH

Unemployment has fluctuated as a result of COVID-19, reaching a peak in April 2020 at 14.9% as reported by the U.S. Bureau of Labor Statistics (“BLS”). The unemployment rate has dropped or remained static each month since April, ending January 2021 at 6.3%. The Fed forecasts that the unemployment rate will decrease to 5% for 2021.

IMPACT OF MONETARY POLICY

In an effort to relieve downward economic pressure caused by COVID-19, the federal government has intervened with multiple stimulus bills. In 2020, Congress passed the $484 billion Paycheck Protection Program (“PPP”) and Health Care Enhancement Act, the $2.3 trillion CARES Act, the $8.3 billion Coronavirus Preparedness and Response Supplemental Appropriations Act and the $192 billion Families First Coronavirus Response Act, totaling almost $3 trillion of coronavirus-related aid to both business and individuals.

A study conducted by The Wharton School at University of Pennsylvania estimated that the $2.3 trillion CARES Act increased GDP by approximately 5% in 2020 while lowering GDP by 0.2% in 2030.

As of the date of this letter, Congress is finalizing the American Rescue Plan, a $1.9 trillion relief bill, which includes an additional $1,400 stimulus payment, $25 billion in rental assistance for low and moderate-income households who have lost jobs during the pandemic, and $5 billion to help struggling renters pay their utility bills. The plan will also continue to protect tenants from eviction through September 30, 2021.

The same department at Wharton estimates that the American Rescue Plan will increase GDP by approximately 0.6% in 2021 while lowering GDP by 0.2% in 2022. We expect this federal stimulus to further benefit the economic recovery, but with such aggressive stimulus over the past year, it may lead to inflation in the intermediate term. We believe that real estate acts as a hedge against inflation as property prices and rental income tend to rise as inflation rises.

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MULTIFAMILY FUNDAMENTALS

We continue to believe that multifamily investments offer optimal risk-adjusted returns. We believe that the need for affordable and workforce housing is not going to change in the next 10+ years; however, there may be some temporary moments of pain for investors and landlords. The U.S. homeownership rate ticked up from to 65.3% as of March 2020 to 67.2% as of September 2020 before falling to 65.8% as of December 2020. We believe that the sharp increase was due to historically low interest rates encouraging home buying as well as the effect of COVID-19 on renters vacating high-rise, densely populated buildings in big cities, and the sharp decrease that followed may have been caused by a rapid increase in home prices as a result of the increased demand. It is possible that we see increased home buying in the near-term as more Milliennials reach the age of homeownership; however, we believe that Millennials, specifically those born towards the end of the generational period, are more likely than previous generations to choose rental housing due to flexibility, freedom and high debt burdens. In a survey by Apartmentlist.com, in 2020, 18 percent of millennial renters say they plan to rent forever, up for the third consecutive year from 12 percent in 2019 and 11 percent in 2018.

Furthermore, Gen Z seems to share the same behavior patterns as Millennials, and there is an estimated 45 million Gen Z-ers entering the housing market by 2025 per RENTCafe.com. Interestingly, on a longer-term scale, multifamily vacancy rates have declined since 2015 even as homeownership rates have increased as depicted in the graph produced by CBRE Research on the following page. While we believe that the housing market supply will need to be increased meaningfully over the long term, particularly in affordable product such as workforce housing, in the near term, there may be a pause in demand due to the rise in unemployment. We will continue to closely monitor the effects of COVID-19 on supply-demand dynamics.

6

Average rents have continued to decline since Q2 2020, but we believe that the macroeconomic picture may be distorted by large declines in major cities such as New York, San Francisco and Los Angeles. Of the markets surveyed by CBRE in 2020, the largest rent decreases were reported in gateway cities such as San Francisco (-18%), San Jose (-14.6%), New York (-9.7%) and Boston (-6.4%). On the contrary, the Mountain West fared the best for rent growth, followed by the Midwest and Southeast.

According to CBRE, Q4 2020 net absorption decreased 38% quarter over quarter to 55,600 units, which was higher than expected. Net absorption ended the year 39% below 2019. Much like rent and vacancy trends, we believe that net absorption is market specific and varies by asset class, and each of these factors is considered in our underwriting of new deals as further described in the “Investment Strategy” section below.

When we break down the data further, absorption varied widely in different parts of the country. Large cities such as Los Angeles, New York and Chicago recorded the lowest net absorption during 2020; although Los Angeles recovered nicely in Q4. Conversely, Houston, Atlanta, Dallas and Denver recorded the highest net absorption.

7

Lastly, according to CBRE, multifamily vacancy rates increased by 10 basis points quarter-over-quarter to 4.5%. It is important to note that each asset class within multifamily appears to be reacting differently to COVID-19. Class A continues to experience the largest vacancy increase since the global pandemic ending Q4 at 5.4%, a 18 bps decrease quarter over quarter, followed by Class B, which increased 10 basis points to 4.3%, while Class C experienced a 20 basis points decrease in vacancy to 3.7%. CBRE also notes that suburban submarkets generally outperformed urban submarkets, partly due to higher concentrations of COVID-19 infections in certain cities and from remote-working arrangements.

CBRE reported in Q2 that the initial impact of COVID-19 on multifamily vacancy has been mixed, with owners reporting higher lease renewals but fewer new leases signed. One important consideration perhaps not captured in the vacancy data is that eviction moratoriums may be artificially decreasing vacancy. Data collection is still ongoing regarding the effects of COVID-19, but we believe that in the near-term, multifamily vacancy rates may increase and rents may remain flat as landlords focus on retaining tenants to maintain occupancy.

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INVESTMENT STRATEGY

2020 Recap

MogulREIT II entered 2020 with a strong cash position for acquisition. In the first half of the year, during the outbreak of the COVID-19 pandemic, we were also able to realize two refinances, for Villas del Sol Apartments and Clover Apartments, which further bolstered cash on the balance sheet. We viewed the cash as defensive given that certain tenants at some of our properties were adversely impacted as a result of COVID-19, which in turn impacted those properties.8 Due to the uncertainty caused by COVID-19, our main focus was on capital preservation for our investors and selective acquisitions. We tightened our underwriting, assuming cautious business plans in Year 1 and changes that included delaying unit renovations, increasing bad debt, increasing vacancy and/or delaying rent growth. Ultimately, we acquired one investment in a multifamily property, Ninety-Nine44 Apartments, located in Dallas, Texas, a market with which we have significant familiarity within the MogulREIT II portfolio. Ninety-Nine44 Apartments sits between the two refinanced assets, 9.5 miles north of Villas del Sol Apartments and 5.5 miles south of Clover Apartments. We were comfortable investing in this asset during the pandemic because we believe in the long-term growth potential of Dallas due to the state’s favorable tax climate and relatively low cost of living compared to other major MSAs.

The underwriting changes had an impact not only on our acquisition strategy, but also on our NAV per share. MogulREIT II entered 2020 with a NAV per share of $10.42 as of December 31, 2020, and in Q1, it declined to $9.77 as of March 31, 2020. The decrease was reflective of the COVID-19 crisis impacting both public and private capital markets and underlying asset valuations. The 22 publicly traded REITs in Nareit’s residential index decreased 24.5% in Q1, followed by a 9.1% gain in Q2, a 3.4% decrease in Q3 and a 12.3% gain in Q4, ending 2020 down 10.7%. While publicly traded REITs may not be correlated with the non-traded and private markets, we believe the large drop and subsequent recovery paints a picture of market sentiment and underlying fundamentals. Following a similar trend, MogulREIT II saw a NAV per share increase of 0.7% in Q2 to $9.84, 0.7% in Q3 to $9.91 and 2.5% in Q4, ending 2020 with a NAV per share of $10.16. We also maintained consistently our target distribution rate for 2020 of 4.5% on an annualized basis for the entirety of the year.

2021 Strategy

The goal for MogulREIT II is to realize capital appreciation in the value of our investments over the long term and pay attractive and stable cash distributions to shareholders. We believe that the best way to meet this objective is by targeting value-add multifamily properties, an asset class that we believe has optimal risk adjusted returns, that are located in resilient markets and offer current income and solid growth potential.

As we look forward to 2021, we believe that unprecedented federal stimulus has distorted the markets and helped us to avoid a crisis like 2008. Coupled with the COVID-19 vaccines, and our assumption that COVID-19 will end sometime in 2021, we believe there will be significant opportunity in the coming year. We are entering 2021 with a solid cash position for acquisition, and there is a reasonable probability that we will acquire an investment in a property located in Orion Township, Michigan. We are bullish on the Midwest and intend to target the region for additional acquisitions in 2021. The Midwest closed the year as one of the top performing regions in the country. We believe that this is a result of wider city sprawl and lower population density compared to coastal cities, qualities that may be more desirable in a work-from-home environment. We will also continue to target assets in the Sun Belt. Our team has vast experience underwriting and managing assets in this region, and we believe in its long-term prospects given the large population inflows over the past several years.

As mentioned above, Class B and C properties have performed better than Class A properties, partly due to pressure from new supply hitting the market as well as the variety of housing options available to their renters. It is important to note that we do not currently have any exposure to Class A properties, which is by design. The majority of our portfolio is composed of Class B garden-style multifamily properties. We believe that garden style apartment communities will be more desirable for renters in the future given their expansive nature compared to mid-high rise buildings.

We fundamentally believe in the strategy to acquire multifamily properties due to the asset class’s resiliency during downturns and potential long-term appreciation. We believe that our robust process for sourcing new investments, prudent underwriting and patience will allow us to thrive over the long term. While the disruption caused by COVID-19 is a hurdle for our existing portfolio, we believe that we have taken the appropriate steps to weather the disruption. We currently have a solid cash position are hopeful that it will be a boon for new investments. As always, we want to be prepared and we want to be able to hold our real estate assets through multiple real estate cycles.

Thank you for your continued support of MogulREIT II and we aim to continue meeting your expectations and being a long-term investment partner.

8 For more information regarding our properties and their associated tenants, see the Investment Updates section below.

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INVESTMENT UPDATES

THE CLOVER ON PARK LANE
(FKA SERENDIPITY APARTMENTS)

Location: Dallas, TX

Equity Investment: $4,000,000

Business Plan: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 09/01/2017

Asset Management Update: Property occupancy decreased 4% quarter over quarter, ending Q4 2020 at 89%. Through Q4, 286 of the 343 units, or 84%, have been renovated as part of the value-add business plan. The bulk of the capital improvement plan has been achieved as exteriors and common area improvements are 97% complete. The property continued its high collections, averaging 99% collections for Q4 2020. The property has averaged 99% collections since April.

As previously reported, the real estate company refinanced the property to reduce the interest rate on the senior loan and to take the project to completion. The real estate company has now returned approximately 68% of the original equity invested.

BROOKLYN PORTFOLIO

Location: Brooklyn, NY

Equity Investment: $3,000,000

Business Plan: Acquire nine properties, perform tenant buyouts and renovate and release the properties.

Investment Type: Joint Venture Equity

Date Added to REIT: 11/30/2017

Asset Management Update: Portfolio occupancy decreased 2% quarter over quarter, ending Q4 2020 at 95%, with only six vacant units in the 112-unit portfolio. Given the business plan has shifted as tenant buyouts are no longer financially viable, the real estate company has been leasing, and will continue to lease, units according to the legal rents set by the New York Rent Guidelines Board. In Q4, property collections averaged 88%.

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VILLAS DEL SOL I & II
(FKA PLANO MULTIFAMILY PORTFOLIO)

Location: Plano, TX

Equity Investment: $1,000,000

Business Plan: Acquire and renovate a portfolio of garden-style apartment buildings.

Investment Type: Joint Venture Equity

Date Added to REIT: 01/09/2018

Asset Management Update: Portfolio occupancy decreased 4% quarter over quarter, ending Q4 2020 at 87% occupied. 62 of the 156 units have been upgraded with new flooring, appliances, backsplash, and lighting packages. Upgrades on the remaining units have been temporarily paused due to COVID-19 in order to maximize occupancy. Exterior and common area improvements are complete, and the property is amenitized with an improved leasing office, gazebos, BBQ grills, an upgraded laundry room and soccer court. The property averaged 96% collections for Q4 2020.

As previously reported, the real estate company refinanced the property to reduce the interest rate on the senior loan and to take the project to completion. The real estate company has now returned all of the original equity invested.

VILLAS DE TOSCANA
(FKA TUSCANY AT WESTOVER HILLS)

Location: San Antonio, TX

Equity Investment: $1,000,000

Business Plan: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 01/31/2018

Asset Management Update: Property occupancy decreased 4% quarter over quarter, ending Q4 2020 at 91% occupied. 43 of the 166 units have been upgraded with new flooring, appliances, backsplash, and lighting packages. The real estate company has also completed light to moderate upgrades on 86 units; however, upgrades on the remaining units have been temporarily paused due to COVID-19 in order to maximize occupancy. The real estate company has completed all exterior capex work, which included roof repairs, exterior painting, backyards, landscaping, pool improvements, energy retrofits, signage, solar screens and office renovations. The property averaged 97% collections for Q4 2020.

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VILLAS DE SONOMA (FKA VILLAS DE MAR)

Location: Fort Worth, TX

Equity Investment: $1,066,558

Business Plan: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 02/28/2018

Asset Management Update: Property occupancy increased 2% quarter over quarter, ending Q4 2020 at 91% occupied. 49 of the 263 units have been upgraded with new flooring, appliances, backsplash, and lighting packages. The real estate company has also completed light to moderate upgrades on 58 units; however, upgrades on the remaining units have been temporarily paused due to COVID-19 in order to maximize occupancy. The real estate company has completed all exterior capex work, which includes clubhouse renovations, BBQ grills, paint, signage and water retrofit. The retaining wall repair has been successfully completed as well. The property averaged 85% collections for Q4 2020.

AVON PLACE APARTMENTS

Location: Avon, CT

Equity Investment: $3,000,000

Business Plan: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 11/01/2018

Asset Management Update: Property occupancy decreased 4% quarter over quarter, ending Q4 2020 at 92% occupied. 36 of the 164 units have been renovated with new flooring, appliances, cabinets, fixtures and lighting packages. These renovated units have achieved premiums of $334 above previous rents, exceeding the pro forma target of $223 by 50%. The real estate company plans to resume unit renovations in Q1 2021. The real estate company had previously completed property improvements, including painting all common areas and hallways, furnishing the pool area and renovating the clubhouse/game room and kitchen. The property averaged 96% collections for Q4 2020.

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TERRACE HILL APARTMENTS

Location: El Paso, TX

Equity Investment: $3,385,320

Business Plan: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 5/31/2019

Asset Management Update: Property occupancy decreased 1% quarter over quarter, ending Q4 2020 at a 96% occupancy rate. Due to high occupancy, the real estate company continues to increase rents and renovate units. 175 of the 310 units have been renovated since acquisition, and the renovation costs have remained under budget. Of those 175 units, 159 have been leased and have achieved an average premium of $117/month over prior rents and within 6% of projected rents. In Q4, 25 units were renovated and 20 units were leased. The exterior capex work has been completed, including HVAC conversion to refrigerated air, new roofs, new exterior paint, upgraded landscaping, pool renovation, re-purposing of an old tennis court to a new resident lounge area with a new basketball court and open grass area, new tables and benches, new BBQ grills, and low-flow toilets and showerheads retrofit. The property averaged 98% collections for Q4 2020.

NINETY-NINE44 APARTMENTS

Location: Dallas, TX

Equity Investment: $4,000,000

Business Plan: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 9/9/2020

Asset Management Update: We invested in Ninety-Nine44 apartments in September 2020. Property occupancy ended Q4 2020 at 91%, a 4% quarter over quarter decrease due to the real estate company beginning to implement its renovation plan. In its first full quarter of operation, the real estate company renovated 19 units, and the average cost for such units was 33% below budget. Of those 19 units, 5 have been leased and have achieved an average premium of $124/month over prior rents, which is 45% above projected rents. The exterior capex work has also commenced, with landscaping, parking lot repairs, parking lot restriping and trip hazards completed.

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INVESTMENT ACTIVITY

DISTRIBUTIONS

MogulREIT II has declared distributions for 12 consecutive quarters. The board of directors authorized a distribution for each month of the fourth quarter of 2020 on September 30, 2020. Distributions have been paid on a quarterly basis since January 1, 2018 and equate to approximately 4.5% on an annualized basis based upon the then current per share purchase price.9

	RECORD DATE	DISTRIBUTION PERIOD	DAILY CASH DISTRIBUTION AMOUNT PER SHARE	PURCHASE PRICE PER SHARE	ANNUALIZED DISTRIBUTION RATE
2018	3/31	1/1 – 3/31	$0.0012328767	$10.00	4.5%
	6/30	4/1 – 6/30	$0.0012328767	$10.00	4.5%
	9/30	7/1 – 9/30	$0.0012328767	$10.00	4.5%
	12/31	10/1 – 12/31	$0.0012328767	$10.00	4.5%
2019	3/31	1/1 – 3/31	$0.0012328767	$10.00	4.5%
	6/30	4/1 – 6/30	$0.0012328767	$10.00	4.5%
	9/30	7/1 – 9/30	$0.0012328767	$10.00	4.5%
	12/31	10/1 – 12/31	$0.0012673973	$10.28	4.5%
2020	3/31	1/1 – 3/31	$0.0012811475	$10.42	4.5%
	6/30	4/1 – 4/30 5/1 - 6/30	$0.0012811475 $0.0012012295	$10.42 $9.77	4.5%
	9/30	7/1 – 7/31 8/1 - 9/30	$0.0012098361 $0.0012098361	$9.77 $9.84	4.5%
	12/31	10/1 - 10/31 11/1 – 12/31	$0.0012184426	$9.84 $9.91	4.5%

9 The annualized basis return is not a guarantee or projection of future returns, and the board of directors may in the future declare lower distributions or no distributions at all for any given period. While the board of directors is under no obligation to do so, the annualized basis return assumes that the board of directors will declare quarterly distributions in the future similar to the distributions disclosed herein.

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DISTRIBUTION SUMMARY

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NET ASSET VALUE (NAV)

PRICE PER SHARE (AS OF 2/1/21) $10.16	NAV PER SHARE (AS OF 12/31/20) $10.16

*Effective April 30, 2020, our offering price per share equals our most recently announced NAV per share and will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter). On February 1, 2021 we announced that our NAV per share is $10.16, as of December 31, 2020. Accordingly, effective February 1, 2021, the offering price per share is $10.16. The price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in the Offering Circular)

The NAV per share calculation reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding.

As with any methodology used to estimate value, the methodology employed calculating our NAV per share is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a stockholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

Copyright © 2020 RM Adviser, LLC, All rights reserved.

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Previous Updates

Please follow the below links to access updates from the prior four quarters. Historical quarterly updates can also be found on the SEC EDGAR website.

Q3 2020 Shareholder Letter

Q2 2020 Shareholder Letter

Q1 2020 Shareholder Letter

Q4 2019 Shareholder Letter

As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman	/s/ Eric Levy
Jilliene Helman	Eric Levy
CEO, RM Adviser, LLC	Vice President, Portfolio Manager, RM Adviser, LLC

To discuss your REIT holdings, schedule a Call with Member Relations at:

https://calendly.com/realtymogul-investor-relations or call 877-781-7062

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGULREIT II, INC.

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer, Chief Financial Officer, President, Treasurer and Secretary

By:	/s/ Eric Levy
Name:	Eric Levy
Title:	Vice President, Portfolio Manager

Date:	February 26, 2021

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